UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Susser Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

869233 10 6
(CUSIP Number)

Wellspring Capital Partners III, L.P. c/o Wellspring Capital Management LLC Lever House 390 Park Avenue New York, New York 10022 (212) 318-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wellspring Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,124,816
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,124,816
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,124,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stripes Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,480,066
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,480,066
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,480,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WCM GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WCM GenPar III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 6 of 8 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on November 2, 2006 (the “Original Schedule 13D”) (the Original Schedule 13D as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Shares”) of Susser Holdings Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 4433 Baldwin Boulevard, Corpus Christi, Texas 78408.

In this Amendment No. 1, the calculations of the percent of outstanding Common Shares owned by each reporting person are based on 20,952,785 Common Shares outstanding as of May 7, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2012 (the “Form 10-Q”).

ITEM 4.	PURPOSE OF TRANSACTION.

                 Item 4 is amended and supplemented with the following:

Wellspring Capital Partners III, L.P. (“WS III”) and Stripes Holdings, L.P. (“Stripes”) (WS III and Stripes collectively, the “Selling Shareholders”) intend to offer and sell Common Shares of the Issuer in a registered public offering, including pursuant to an over-allotment option in favor of the underwriters.  Reference is made to the registration statement on Form S-3 filed by the Issuer with the Commission (Registration No. 333-177265).

These Common Shares are registered pursuant to a registration rights agreement between the Issuer and the Selling Shareholders, dated October 24, 2006, which provided demand registration rights for the Issuer's Common Shares and the right to include the Common Shares in any registration the Issuer proposed for its own account or for the account of one or more of its stockholders.

Following this public offering, the Selling Shareholders will continue to have the right to demand registration rights for the Issuer’s Common Shares and the rights to include the Common Shares in any registration the Issuer proposes for its own account or for the account of one or more of its stockholders after the expiration of the lock up agreements to be entered into in connection with the registered public offering, as described in Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and supplemented with the following:

In connection with the registered public offering described in Item 4 above, the Selling Shareholders will be entering into 90-day lock up agreements with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Jefferies & Company, as representatives of the underwriters.

Item 6 is further supplemented by incorporating by reference the information set forth under Item 4 above.

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 7 of 8 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit 99.1:	Joint Filings Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

CUSIP No. 869233 10 6	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2012

WELLSPRING CAPITAL PARTNERS III, L.P.

By:	WCM GenPar III, L.P., its General Partner

By:	WCM GenPar III GP, LLC, its General Partner

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person

STRIPES HOLDINGS, L.P.

By:	WCM GenPar III, L.P., its General Partner

By:	WCM GenPar III GP, LLC, its General Partner

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person

WCM GENPAR III, L.P.

By:	WCM GenPar III GP, LLC, its General Partner

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person

WCM GENPAR III GP, LLC

By:	/s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr. Title: Authorized Person